Exhibit 12

Marshall & Ilsley Corporation

Computation of Ratio of Earnings to Fixed Charges

($000’s)

	Years Ended December 31,
	2003		2002		2001		2000		1999
Earnings:
Earnings before income taxes, extraordinary items and cumulative effect of changes in accounting principles	$758,387		$718,592		$501,045		$470,350		$527,939
Fixed charges, excluding interest on deposits	267,379		301,518		321,059		321,812		222,172

Earnings including fixed charges but excluding interest on deposits	1,025,766		1,020,110		822,104		792,162		750,111
Interest on deposits	228,216		283,385		566,899		772,016		585,864

Earnings including fixed charges and interest on deposits	$1,253,982		$1,303,495		$1,389,003		$1,564,178		$1,335,975

Fixed Charges:
Interest Expense:
Short-term borrowings	$81,070		$150,310		$188,587		$224,187		$142,294
Long-term borrowings	163,348		127,343		110,842		78,773		63,145
One-third of rental expense for all operating leases (the amount deemed representative of the interest factor)	22,961		23,865		21,630		18,852		16,733

Fixed charges excluding interest on deposits	267,379		301,518		321,059		321,812		222,172
Interest on deposits	228,216		283,385		566,899		772,016		585,864

Fixed charges including interest on deposits	$495,595		$584,903		$887,958		$1,093,828		$808,036

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.84	x	3.38	x	2.56	x	2.46	x	3.38	x
Including interest on deposits	2.53	x	2.23	x	1.56	x	1.43	x	1.65	x